

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2007

Mr. Graham Taylor, President
Magnus International Resources Inc.
101 Convention Center Drive, 7th Floor
Las Vegas, NV 89109

> **Re:** **Magnus International Resources Inc.**
> **Form 8-K/A Filed on July 11, 2007**
> **File No. 000-49961**

Dear Mr. Taylor:

We have reviewed your Form 8-K/A filed on July 11, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A Filed on July 11, 2007

Entry into a Material Definitive Agreement, page 2

1.   You state that effective May 1, 2007 you purchased all the issued and outstanding shares of African Mineral Resources, Inc. in exchange for six million shares of common stock and two million Series B preferred shares. However, on page 37 you disclose that you issued six million common shares and 200,000 preferred shares of Magnus as consideration. Please revise your document to consistently report the correct number of preferred shares issued to complete this acquisition.

Pro Forma Consolidated Financial Information.

2.   Please remove the pro forma balance sheet as of July 31, 2006, given that April 30, 2007 is the date of the latest balance sheet included in the Form 8-K. Refer to Item 310(d)(2)(ii) of Regulation S-B for additional guidance.

3.   Within the fourth paragraph of the introduction to the pro forma consolidated financial statements you refer to this transaction being treated as a reverse take-over. Based on the terms of the agreement as described in the Form 8-K, it appears this acquisition has been accounted for as a business combination in which you have been identified as the accounting acquirer. Therefore, it appears you should remove the reference to a reverse take-over, or otherwise resolve the inconsistent manner of describing the event.

4.   Please reference each adjustment amount reflected on the pro forma balance sheet and statements of operations to a note that explains the nature of the adjustment.

Pro Forma Adjustments, page 40

5.   You disclose that you assigned a value of par to the shares issued to acquire African Mineral Resources, Inc. because the transaction was completed between related parties. Please disclose the nature and extent of your relationship with African Resource, Inc. prior to the acquisition. Further, we do not see support for utilizing the par of the shares issued as an approach to valuation. If you and African Resources, Inc. had been under common control, the cost of African Resources, Inc. would be equal to the historical costs of the net assets acquired. Otherwise, you should apply the guidance outlined in paragraphs 20 through 23 of SFAS 141 to determine the cost of African Resources Inc.

6.   We note for purposes of preparing the pro forma financial information you have assumed African Resources, Inc. has issued certain shares of stock. Please note that your pro forma financial statements should only reflect events that are directly attributable to the acquisition. Please clarify within your disclosure how these stock issuances relate to the completion of the business combination.

7.   For purposes of presenting pro forma per share information, it appears you have added together your weighted average number of common shares of common outstanding and African Mineral Resources, Inc's weighted average number of common shares outstanding. Please note that the number of shares used in the calculation of pro forma per share data should generally be based on your weighted average number of shares outstanding during the period plus the shares being issued to effect the combinations as if the acquisition had occurred at the beginning of the period presented.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding the comments. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief